EXHIBIT 99.13

Fiat Industrial S.p.A
Via Nizza 250
Torino 10126, Italy

October  8, 2012
CNH Global N.V.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527-7111
Attention: Michael P. Going, Esq.
      Secretary to the Board of Directors

Gentlemen:

We understand that the board of directors (the “Board”) of CNH Global N.V. (the “Company”) has appointed a special committee (the “Special Committee”) to evaluate the potential strategic transaction proposed by Fiat Industrial S.p.A. (“FI”) to the Company on May 30, 2012 (the “Potential Transaction”).

You have informed us that the Board has, subject to approval of the Company’s shareholders (if required), approved compensation to be paid to each member of the Special Committee in the amount of $20,000 for each calendar month during which the Special Committee is in existence or devoting substantial time to the matters delegated to the Special Committee (or matters ancillary thereto) (with the chairman of the Special Committee being entitled to additional compensation of $5,000 per month), without regard to whether the Potential Transaction or any alternative transaction is recommended by the Special Committee or consummated (the “Special Committee Compensation”).  You have further informed us that, if shareholder approval of the Special Committee Compensation is required, the Board intends to submit such matter for ratification and approval at the next shareholders’ meeting (including the shareholders’ meeting, if any, convened to consider the Potential Transaction).

Agreement to vote.  At the next shareholders’ meeting of the Company, at which the Special Committee Compensation shall be presented for approval, Fiat Netherlands Holding N.V., a wholly-owned subsidiary of FI (the “Shareholder”) undertakes to, and FI undertakes to cause the Shareholder (or any other wholly-owned subsidiary of FI holding any shares in CNH entitled to vote thereat) to (a) appear at such meeting (in person or by proxy) or otherwise cause all Total Shares (as defined below) to be counted as present for purposes of determining a quorum; and (b) vote (or cause to be voted), all Total Shares (i) in favor of the Special Committee Compensation and (ii) against any action or proposal that would render the approval of Special Committee Compensation invalid or ineffective.  For purposes of this letter, “Total Shares” shall mean those common shares, par value €2.25 per share, of the Company that the Shareholder owns of record as of the date used for determining the holders of shares entitled to vote at such meeting together with any other shares that the Shareholder will have the power to vote at such meeting.

No ownership interest; no acting in concert.  Nothing contained in this letter agreement shall be deemed to vest in the Company any direct or indirect ownership or incident of ownership of or with respect to any Total Shares.  All rights, ownership and economic benefits of and relating to the Total Shares shall remain vested in and belong to the Shareholder.  Nothing contained in this letter agreement shall be construed to mean that the parties are acting in concert, are “concert parties”, or have formed a “group” for any purposes, including for purposes of Italian, Dutch or U.S. securities laws, with respect to the holding of Company shares or otherwise.

Counterparts.  This letter agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Amendments.  This letter agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided that the Company may only agree to amend this letter agreement with the consent of the Special Committee and confirmation in writing by the Chairman of the Special Committee shall constitute sufficient evidence of the Special Committee’s consent.

Governing law and jurisdiction.  This letter agreement will be governed by, and construed in accordance with, the laws of The Netherlands.  The courts of Amsterdam, The Netherlands shall have exclusive jurisdiction to settle any disputes arising out of or in connection with this letter agreement and, for such purpose, each of the Shareholder, FI and the Company irrevocably and unconditionally submits to the jurisdiction of such courts.

If the foregoing correctly sets forth our agreement, please sign and return one copy of this Agreement to the undersigned, c/o Roberto Russo at facsimile number +39 011 0062509 or by PDF at email address roberto.russo@fiatindustrial.com, whereupon this Agreement shall constitute our binding agreement with respect to the matters set forth herein.  Each of the parties hereto acknowledge that FI will file this letter agreement with the U.S. Securities and Exchange Commission as an exhibit to an amendment to FI’s statement on Schedule 13D.

Very truly yours,
FIAT NETHERLAND HOLDINGS N.V.
By:	/s/ Jacob Meint Buit
	Name:	Jacob Meint Buit
	Title:	Director

FIAT INDUSTRIAL S.P.A.
By:	/s/ Roberto Russo
	Name:	Roberto Russo
	Title:	General Counsel

Accepted and agreed as of the date first written above:
CNH GLOBAL N.V.
By:	/s/ Michael P. Going
	Name:	Michael P. Going
	Title:	Secretary to the Board of Directors